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                                                                    EXHIBIT 20.1


PRESS RELEASE                       CONTACT:                   ANGELA RICHARDSON
FOR IMMEDIATE RELEASE                                         INVESTOR RELATIONS
                                                                  (888) 788-3863


                      MUNIMAE RAISES $74 MILLION IN EQUITY


BALTIMORE, MD, February 8, 2002 -- Municipal Mortgage & Equity, LLC (NYSE: MMA), also known as MuniMae, announced today that it raised $74.1 million through the public offering of 3,000,000 common shares at a price of $24.70 per share.

Mark K. Joseph, Chairman of the Board and CEO of MuniMae stated, "We are very pleased that the equity markets were, once again, hospitable to our offering. We believe that investors responded to our five-year history of average annual total return of over 20%. In today's economic environment, many investors are looking for healthy yields and relatively safe investments. The real estate sector is, generally, considered to be a conservative investment. So we have a lot of interest in our stock. The money we raised today will continue to build our capital base, thus allowing MuniMae to take advantage of future investment opportunities."

MuniMae raised gross proceeds of $74.1 million in this offering. The offering is being managed by Merrill Lynch & Co., Legg Mason Wood Walker, Incorporated, Robertson Stephens and Wachovia Securities. The underwriters have an option to purchase an additional 450,000 shares to cover over-allotments. If the option is exercised in full, the gross proceeds to the Company would then be $85.2 million. The offering is expected to close on February 13, 2002. A written prospectus supplement prepared in connection with this offering may be obtained by calling the Company at (888) 788-3863.

MuniMae and its subsidiaries originate, service and asset manage investments in multifamily debt and equity for their own accounts and on behalf of others. Assets under management exceed $2.8 billion secured by 784 properties and 80,982 units in 48 states and the U.S. Virgin Islands. For its proprietary accounts, MuniMae holds tax-exempt multifamily housing bonds. This on-balance sheet portfolio of tax-exempt bonds is secured by 117 properties containing 28,316 units in 22 states. MuniMae participates, for a portion of the bonds, in the performance of the underlying properties.

MuniMae is organized as a limited liability company. This structure allows MuniMae to combine the limited liability, governance and management characteristics of a corporation with the pass-through income features of a partnership. As a result, MuniMae delivers a primarily tax-exempt dividend. Distributions to shareholders are declared quarterly and paid in February, May, August and November.

          MUNIMAE: TAX-EXEMPT DIVIDENDS AND GROWTH THROUGH REAL ESTATE
                             www.munimaemidland.com

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